Room 4561
Via fax – 972-8-9382730

October 20, 2008

Roni Giladi
Chief Financial Officer
Sapiens International Corporation N.V.
Rabin Science Park
Nes Ziona 74140 Israel

>   **Re: Sapiens International Corporation N.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2007**
>   **Filed June 25, 2008**
>   **File no. 0-20181**

Dear Mr. Giladi:

   We have reviewed your response to your letter dated September 29, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Significant Accounting Policies

Capitalized Software Development Costs, page F-15

1.   We note from your response to our prior comment 1 that the Company determines that they have reached technological feasibility for a particular product once you have established a detailed program design ("DPD"). Please explain further how you evaluate the detailed program designs pursuant to the criteria in paragraph

4(a) of SFAS 86 in determining that technological feasibility had been achieved. In addition, we note that costs incurred to reach DPD on the eMerge and INSIGHT products is approximately 5-10% and 10-15%, respectively of the total development costs for each respective product. Please explain further why over 80% of your product development costs are incurred after you have achieved technological feasibility and tell us how this compares to other companies in your industry. Also, tell us the type of costs that are capitalized once the DPD has been established. In this regard, please tell us whether you capitalize any indirect costs of production and if so, tell us how you considered Question 11 of the Statement 86 FASB Staff Implementation Guide.

2.   We further note from your response to prior comment 1 that management has determined the new generation of eMerge and INSIGHT products have longer useful lives due mainly to the service oriented architecture of the eMerge product line and the extensive capabilities of the INSIGHT products. You also indicate the Company's does not plan to develop any new products in next five years to replace these products. Please revise your MD&A disclosures in future filings to include a discussion regarding the reasons behind the longer amortization periods for your new generation products as well as any anticipated variance or trend impacting the Company's cost of revenue and profit margins as a result of such change.

Revenue Recognition, page F-16

3.   We note your response to our prior comments 3 and 4 where you indicate that the IT outsourcing services are outside the scope of SOP 97-2 and you recognize revenue for such outsourcing revenues in accordance with SAB 104. Tell us how you considered the guidance in TPA 5100.39 in determining that the outsourcing services should be considered a separate contract versus combining such contracts with your license contracts as a multiple element arrangement. Please address each factor considered under TPA 5100.39 to support your conclusions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief